UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*
______________
National Interstate Corporation
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
63654U 10 0
 (CUSIP Number)

Alan R. Spachman
285 Grande Way, #1503
Naples, Florida 34110
 (843) 757-3838
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 25, 2016
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 7 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Alan R. Spachman
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 770,564
(8) Shared Voting Power 1,166,666
(9) Sole Dispositive Power 770,564
(10) Shared Dispositive Power 1,166,666
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,937,230
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 9.7%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 19,925,875 shares of Common Stock outstanding on an as-converted basis as of April 29, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 7 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): The Hudson Investment Trust (25-6919256)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,000,000
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,000,000
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 5.0%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 19,925,875 shares of Common Stock outstanding on an as-converted basis as of April 29, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 7 Pages
Explanatory Note
This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”), filed on behalf of Alan R. Spachman and The Hudson Investment Trust (the “Hudson Trust” and, together with Mr. Spachman, the “Reporting Persons”) with respect to the common shares, $0.01 par value per share (the “Common Shares”) of National Interstate Corporation (the “Company”) on February 14, 2014 and amended on February 19, 2014, March 6, 2014, and July 8, 2014 (the “Schedule 13D”), amends the items contained in the Schedule 13D as set forth below.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding thereto the following:

(a)
This Schedule 13D is filed by the Hudson Trust, which was organized under the laws of the State of Delaware.  Mr. Spachman is the trustee advisor of the Hudson Trust.  Glenmede Trust Company, N.A. (“Glenmede”), a Pennsylvania corporation, is the trustee of the Hudson Trust.

(b)
The Hudson Trust’s business address is care of Glenmede Trust Company, N.A., 1201 North Market Street, Suite 1501, Wilmington, Delaware 19801-1163.  Glenmede’s business address is 1650 Market Street, Suite 1200, Philadelphia, Pennsylvania 19103-7391.

(c)
The principal business of the Hudson Trust consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.  The principal business of Glenmede is to provide investment and wealth management services to individual and institutional clients.

(d)
During the past five years, neither the Hudson Trust nor, to the knowledge of the Reporting Persons, Glenmede has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Hudson Trust nor, to the knowledge of the Reporting Persons, Glenmede was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

CUSIP No. 819047 101	Schedule 13D	Page 5 of 7 Pages
The Spachman Trust, the McDermott Trust (each as defined herein) and the Hudson Trust acquired all shares directly and beneficially owned by each of them through transfers from Mr. Spachman and from trusts controlled by Mr. Spachman and/or his immediate family members.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding thereto the following:
On July 25, 2016, the Company announced that it had reached an agreement with American Financial Group, Inc., an Ohio corporation (“American Financial”), pursuant to which Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of American Financial, will acquire all of the outstanding Common Shares that are not currently owned by Great American (the “Merger”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Great American and GAIC Alloy, Inc., an Ohio corporation and wholly-owned subsidiary of Great American.
In connection with the execution of the Merger Agreement, on July 25, 2016, certain shareholders of the Company (including Mr. Spachman, the Spachman Trust, the McDermott Trust and the Hudson Trust, the “Shareholders”) entered into the Voting Agreement with the Company and Great American (the “Voting Agreement”).  The Voting Agreement provides that the Shareholders will, among other things, vote or cause to be voted their respective shares of Common Stock in favor of any proposal to approve the Merger and the Merger Agreement and against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of the Voting Agreement or that could reasonably be expected to materially impede, interfere with or adversely affect the timely consummation of the Merger or the fulfillment of conditions to the Merger.  In addition, the Voting Agreement generally prohibits the Shareholders from initiating, joining or participating in litigation that seeks to prohibit, prevent or materially delay the closing of the Merger.
The Voting Agreement will automatically terminate at the first to occur of (a) a written agreement among Great American and each Shareholder to terminate the Voting Agreement, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) any amendment, waiver or other modification to the Merger Agreement that is materially adverse to the Shareholder, (e) an Adverse Company Recommendation (as defined in the Merger Agreement) and (f) February 15, 2017.
The Voting Agreement contains material terms and conditions in addition to those described in this Schedule 13D.  A copy of the Voting Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference to such exhibit, and the foregoing description is qualified in its entirety by reference to the Voting Agreement.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 7 Pages
Item 5.  Interest in Securities of the Issuer.
Items 5(a), 5(b) and 5(d) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
(a)
As of the date hereof, Mr. Spachman indirectly beneficially owns 1,937,230 Common Shares, which represent 9.7% of the outstanding Common Shares based solely on information set forth in the Company’s most recently filed Quarterly Report on Form 10-Q, which reported that there were 19,925,875 Common Shares issued and outstanding as of the close of business on April 29, 2016.

(b)
Mr. Spachman has sole voting and dispositive power over 770,564 Common Shares directly and beneficially owned by the Alan R. Spachman Revocable Trust Under Deed Dated 5/23/2007 (the “Spachman Trust”), of which Mr. Spachman is the trustee.  Mr. Spachman shares with his spouse, Florence McDermott Spachman, voting and dispositive power over 166,666 Common Shares directly and beneficially owned by the Florence McDermott Spachman Revocable Trust (the “McDermott Trust”), of which Mrs. Spachman is the trustee.  Mr. Spachman shares with Glenmede voting and dispositive power over 1,000,000 Common Shares owned by the Trust.

(d)
Except as otherwise provided herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Mr. Spachman.  The McDermott Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that it directly owns.  The Hudson Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that it directly owns.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by adding thereto the following:
The information set forth in Item 4 is hereby incorporated herein by reference in response to Item 6.
Item 7.  Material to be filed as Exhibits.
Item 7 is hereby amended by adding thereto the following:
Exhibit 99.1 – Voting Agreement, dated as of the date hereof, by and among Great American Insurance Company, National Interstate Corporation, Alan R. Spachman, The Hudson Investment Trust, the Alan R. Spachman Revocable Trust Under Deed Dated 5/23/2007, and the Florence McDermott Spachman Revocable Trust.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of July 29, 2016

ALAN R. SPACHMAN

By: /s/ Alan R. Spachman Date: July 29, 2016

THE HUDSON INVESTMENT TRUST

By: Glenmede Trust Company, N.A., as Trustee

By: /s/ Carol D. Reid Date: July 29, 2016